RECEIVED SECURITIES W

16022261

2016 NOV 17 PM 1:10

SEC / TM

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

NOV 17 2016

Washington DC 412

SEC FILE NUMBER
8- 23183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2015 (MM/DD/YY) AND ENDING 8/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FACTSET DATA SYSTEMS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 MERRITT 7
(No. and Street)

NORWALK (City) CT (State) 06851 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAURIZIO NICOLELLI 203-810-1586
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maurizio Nicolelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FactSet Data Systems Inc., as of August 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

Dolores C. Longo
Notary Public Connecticut
My Commission Expires
September 30, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FactSet Data Systems, Inc.
(A wholly-owned subsidiary of FactSet Research Systems, Inc.)

Statement of Financial Condition

August 31, 2016

FactSet Data Systems, Inc.

Index to Statement of Financial Condition
August 31, 2016

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-5

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of FactSet Data Systems, Inc.

We have audited the accompanying statement of financial condition of FactSet Data Systems, Inc. (the "Company"), as of August 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supporting schedules required by SEA Rule 17a-5 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

As more fully described in Notes 1, 2 and 4 to the financial statements, the Company is dependent on, and has material transactions with the Parent. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

As more fully explained in Note 1, effective September 1, 2016 the Company has assigned the rights to receive future revenues to an affiliate, P.A.N. Securities, LP. The Company is expecting to deregister as a broker dealer during the fourth quarter of 2016.

PKF O'Connor Davies, LLP

October 28, 2016

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

FactSet Data Systems, Inc.

Statement of Financial Condition
August 31, 2016

ASSETS	
Cash and cash equivalents	$ 3,328,271
Receivable from Parent	648,014
Total Assets	$ 3,976,285
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; 10,000 shares authorized, 900 shares issued and outstanding at August 31, 2016	$ 9
Additional Paid-in-Capital	24,991
Retained Earnings	3,951,285
Total Stockholder's Equity	3,976,285
Total Liabilities and Stockholder's Equity	$ 3,976,285

See notes to Statement of Financial Condition

FactSet Data Systems, Inc.

Notes to Statement of Financial Condition
August 31, 2016

1. Organization and Nature of Business

FactSet Data Systems, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of FactSet Research Systems Inc. (the "Parent"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a registered broker-dealer under Section 15 of the Securities and Exchange Act of 1934 (the "Exchange Act").

The Company is dependent on the Parent's delivery of its services to clients to receive 100% of its royalty revenue, (see Note 2 "Revenue Recognition"). However, in August 2016, FactSet Data Systems, Inc. amended its agreements with external clearing brokers, (the "Brokers") to assign all contract rights to an affiliate, P.A.N. Securities, LP ("PAN"). Effective September 1, 2016, PAN has assumed all rights and obligations designated in agreements with Brokers in place of FactSet Data Systems, Inc. and PAN shall earn the right to receive royalty revenue from the Brokers effective September 1, 2016.

FactSet Data Systems, Inc. is expecting to deregister as a broker dealer under Section 15 of the Securities and Exchange Act of 1934 (the "Exchange Act") during the fourth quarter of calendar year 2016.

2. Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include all cash investments with a maturity of three months or less when purchased.

Revenue Recognition

Royalty revenue is earned by the Company through agreements with external clearing brokers, (the "Brokers"), or through agreements between the Parent and the Brokers, to receive royalties on a monthly or yearly basis, based on a percentage of payments made to the Parent for the Parent's services to clients. The Company earns the right to receive royalty revenue from the Brokers at the time payments are made. Royalty revenue on payments made to the Parent in September are accrued at August 31st.

2. Accounting Policies (*continued*)

Fair Value Measurements

The Company follows Financial Accounting Standards Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

Income Taxes

The Company files consolidated federal and combined state and local income tax returns with its Parent. The Company determines its total tax provision on a stand-alone basis by applying statutory federal, state and local tax rates to its separate Company's net income before taxes and records a tax provision equal to such liability as part of the intercompany settlement. Management has determined that the Company had no uncertain tax positions that would require financial statement disclosure or recognition. The Parent and its subsidiaries are no longer subject to U.S. federal, state or local income tax audits for periods prior to 2013.

Subsequent Events

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is October 28, 2016.

3. *Fair Value Measurements*

Cash and Cash Equivalents Measured at Fair Value on a Recurring Basis

The Company's cash and cash equivalents consists of an institutional money market fund traded in an active market and the net asset value of the fund on the last day of the quarter is used to determine its fair value. The fair value of the Company's cash and cash equivalents at August 31, 2016 was $3,328,271 and classified as Level 1 under the fair value hierarchy.

4. Allocation Fee Due to Parent

The Parent pays for all expenses of the Company. Pursuant to a modified agreement between the Company and the Parent, effective September 1, 2012, the allocation fee consists of a three-part allocation beginning with 66.67% of the Company's royalty revenue. In addition, the Company will reimburse the Parent for all of the direct expenses of the Company and for the compensation of employees allocated to the Company's matters. The Parent allocates employee compensation to the Company based upon their best estimate of the time attributable to employees who work on the Company's matters.

4. *Allocation Fee Due to Parent (continued)*

For the year ended August 31, 2016, the allocation fee was comprised of the following:

Fixed percentage of royalty revenue	$ 579,650
Direct expenses	41,430
Allocated employee compensation	95,790
	$ 716,870

5. *Receivable from Parent*

Receivable from Parent consists of royalty revenue earned by the Company on payments made to the Parent, net of expenses paid and liabilities assumed by the Parent on behalf of the Company. This receivable is non-interest bearing and has no specific repayment terms.

6. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("SEA") which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness (the "minimum net capital requirements"). At August 31, 2016, the Company had net capital of $3,261,706, which was $3,256,706 in excess of its minimum net capital requirement of $5,000. The Company had no aggregate indebtedness at August 31, 2016, thus it was in compliance with the required ratio of aggregate indebtedness to net capital.

7. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents are maintained with one financial institution. In the event of the financial institution's insolvency, recovery of assets on deposit may be limited to account insurance or other protection afforded such deposits. Generally, these may be redeemed upon demand and are maintained with a financial institution with reputable credit and therefore bear minimal credit risk.